SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Maguire Asset Management, LLC

1810 Ocean Way

Laguna Beach, California 92651

Attention: Timothy Maguire

Telephone: (610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Timothy Maguire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 1,764,310
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,764,310
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,764,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,764,310
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,764,310
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,764,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Financial, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,764,310
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,764,310
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,764,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

PN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.001 per share, of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 2 supplements Items 4 and 7, and amends and restates Item 5, of the Schedule 13D originally filed on July 18, 2013.

ITEM 4.              Purpose of Transaction.

On September 24, 2013, Maguire Asset Management sent a letter to the Board of Directors of the Company expressing dissatisfaction with the Company’s stock price performance, offering options to improve share value and reiterating its interest in acquiring Oak Investment’s 28% ownership interest in the Company. A copy of such letter is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 5.              Interest in Securities of the Issuer.

(a)         The Fund beneficially owns 1,764,310 shares of Common Stock, representing 5.3% of all of the outstanding shares of Common Stock. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, each may be deemed to beneficially own the 1,764,310 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person. The percentage set forth in this response is based on 33,218,657 shares of Common Stock outstanding as of August 1, 2013, as reported by PRTS in its 10Q filed with the SEC on August 6, 2013.

(b)         Maguire Asset Management, the Fund and Mr. Maguire have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,764,310 shares of Common Stock held by the Fund.

(c)         The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows (all of which were effected in the open market):

Transaction Type	Transaction Date	Qty	Trade Price

Buy	31-Jul-13	2	$1.1500
Buy	13-Aug-13	10,706	$1.0200
Buy	14-Aug-13	30,000	$1.0067
Buy	19-Sep-13	7,900	$1.1600
Buy	20-Sep-13	15,700	$1.1500
Buy	23-Sep-13	2	$1.1600

(d)          Not applicable.

(e)          Not applicable.

ITEM 7.              Material to be Filed as Exhibits.

Exhibit C.         Letter dated September 24, 2013 to the Board of Directors of U.S. Auto Parts Network, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 24, 2013

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Maguire Financial, LP
By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Exhibit List

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B - Letter dated July 26, 2013 to the Chairman of the Nominating and Corporate Governance Committee of U.S. Auto Parts Network, Inc. (previously filed)

Exhibit C - Letter dated September 24, 2013 to the Board of Directors of U.S. Auto Parts Network, Inc. (attached hereto)